UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rosehill Resources Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

777385 105

(CUSIP Number)

Josh May

7111 Valley Green Road

Fort Washington, PA 19034

(215) 836-8306

Copy to:

James Lebovitz

Ian A. Hartman

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Name of Reporting Person Reid S. Buerger
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,721,601*
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 1,721,601*
	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,721,601*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.04%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)	Based on 7,159,789 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by Reid S. Buerger and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Reid S. Buerger. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Alan H. Buerger 2003 Trust for Reid S. Buerger
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 1,721,601*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 1,721,601*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,721,601*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.04%(1)
14	Type of Reporting Person (See Instructions) OO (Trust)

*	Calculated in the manner set forth in Item 5.
(1)	Based on 7,159,789 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by Alan H. Buerger 2003 Trust for Reid S. Buerger and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Alan H. Buerger 2003 Trust for Reid S. Buerger. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person 2012 Buerger Family SD LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 1,721,600*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,721,600*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,721,600*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.04%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 7,159,789 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by 2012 Buerger Family SD LLC and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by 2012 Buerger Family SD LLC. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Constance M. Buerger
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 3,443,201*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,443,201*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,443,201*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 40.69%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)	Based on 8,462,997 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by 2012 Buerger Family SD LLC, (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by 2012 Buerger Family SD LLC, (iv) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by Alan H. Buerger 2003 Trust for Reid S. Buerger, and (v) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Alan H. Buerger 2003 Trust for Reid S. Buerger. See Items 3 and 5 for further details.

Item 1.	Security and Issuer

This Schedule 13D relates to (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”), (ii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock and (iii) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “Warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 2.	Identity and Background

This Schedule 13D is being filed by Reid S. Buerger (“Reid”), Constance M. Buerger (“Constance”), Alan H. Buerger 2003 Trust for Reid S. Buerger (the “Trust”) and 2012 Buerger Family SD LLC (the “LLC” and together with Reid, Constance and the Trust, the “Reporting Persons”).

The LLC has a single member, the 2012 Buerger Family SD GST Exempt Trust (the “2012 Trust”). In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the 2012 Trust expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by the 2012 Trust that it is the beneficial owner of such securities.

The address of the principal business and principal office for the Reporting Persons is 7111 Valley Green Road, Fort Washington, Pennsylvania 19034.

Reid is the chief executive officer of Coventry First LLC (“Coventry”), whose principal business is in the life settlement market and whose address is 7111 Valley Green Road, Fort Washington, Pennsylvania 19034. Constance is the president of Coventry. The principal business of the LLC and the Trust is investing.

During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Reid and Constance are citizens of the United States of America. The Trust was formed and is being administered in Pennsylvania. The LLC was organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

On November 8, 2017, Reid and the Trust each received 418,393 shares of Common Stock, and the LLC received 418,392 shares of Common Stock, and Reid, the Trust and the LLC each received 1,281,208 Warrants and 253 shares of Series A Preferred Stock from KLR Energy Sponsor, LLC (“Sponsor”) (of which each of Reid, the Trust and the LLC is a member) as a distribution to its members. None of the Reporting Persons paid any consideration for the securities received in the distribution by Sponsor.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, and each Reporting Person intends to review its investment in the Issuer on a continuing basis. Any actions any Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Each Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

This information set forth above under Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Reid is the record owner of (i) 418,393 shares of Class A Common Stock, (ii) 1,281,208 warrants and (iii) 253 shares of Series A Preferred Stock, which may initially be converted into 22,000 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations.

The Trust is the record owner of (i) 418,393 shares of Class A Common Stock, (ii) 1,281,208 warrants and (iii) 253 shares of Series A Preferred Stock, which may initially be converted into 22,000 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Constance is the trustee of the Trust.

The LLC is the record owner of (i) 418,392 shares of Class A Common Stock, (ii) 1,281,208 warrants and (iii) 253 shares of Series A Preferred Stock, which may initially be converted into 22,000 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Constance is manager of the LLC.

The aggregate percent of Class A Common Stock beneficially owned by Reid is based on 7,159,789 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by Reid, and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Reid.

The aggregate percent of Class A Common Stock beneficially owned by the Trust is based on 7,159,789 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by the Trust, and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the Trust.

The aggregate percent of Class A Common Stock beneficially owned by the LLC is based on 7,159,789 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by the LLC, and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the LLC.

The aggregate percent of Class A Common Stock beneficially owned by Constance is based on 8,462,997 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by the Trust (of which Constance is the trustee), (iii) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the Trust (of which Constance is the trustee), (iv) 1,281,208 shares of Class A Common Stock issuable upon exercise of warrants owned by the LLC (of which Constance is the manager), and (v) 22,000 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the LLC (of which Constance is the manager).

(c) Except for receiving the distribution from Sponsor described in this Schedule 13D under Item 3 above, which is incorporated by reference herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 27, 2017, the Issuer consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of December 20, 2016, by and between the Issuer and Tema Oil and Gas Company (“Tema”). In connection with the Business Combination, Tema, Sponsor, Anchorage (as defined in the SHRRA) and the Issuer entered into a Shareholders’ and Registration Rights Agreement (the “SHRRA”). Reid, the Trust and the LLC are permitted transferees under the SHRRA. Permitted transferees are bound by the transfer restrictions set forth in the SHRRA. Therefore, Reid, the Trust and the LLC may not transfer the securities they received in the distribution by Sponsor in contravention of the SHRRA. This description of the SHRRA does not purport to be complete and is qualified in its entirety by reference to the SHRRA, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Issuer is also party to that certain Letter Agreement dated March 10, 2016 (the “Letter Agreement”), by and between the Issuer, Sponsor, KLR Group, LLC, KLR Group Holdings, LLC and EarlyBirdCapital, Inc., which contains certain restrictions on the transfer of securities of the Issuer. Reid, the Trust and the LLC are permitted transferees under the Letter Agreement. Permitted transferees are bound by the transfer restrictions set forth in the Letter Agreement. Therefore, Reid, the Trust and the LLC may not transfer the securities they received in the distribution by Sponsor in contravention of the Letter Agreement. This description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

99.1	Shareholders’ and Registration Rights Agreement, dated as of December 20, 2016, by and among Tema Oil and Gas Company, KLR Energy Sponsor, LLC, KLR Energy Acquisition Corp., Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P. (incorporated by reference to the Company’s Form 8-K, filed with the Commission on December 20, 2016).

99.2	Letter Agreement dated March 10, 2016 by and among KLR Energy Acquisition Corp. EarlyBirdCapital, Inc., KLR Energy Sponsor, LLC, KLR Group, LLC and KLR Group Holdings, LLC (incorporated by reference to the Company’s Form 8-K, filed with the Commission on March 16, 2016).

99.3	Joint Filing Agreement dated November 17, 2017 by and among Reid S. Buerger, Constance M. Buerger, Alan H. Buerger 2003 Trust for Reid S. Buerger and 2012 Buerger Family SD LLC.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2017

	By:	/s/ Reid S. Buerger
	Name:	Reid S. Buerger
Date: November 17, 2017

	By:	/s/ Constance M. Buerger
	Name:	Constance M. Buerger
Date: November 17, 2017

ALAN H. BUERGER 2003 TRUST FOR REID S. BUERGER

	By:	/s/ Constance M. Buerger
	Name:	Constance M. Buerger
	Title:	Trustee
Date: November 17, 2017

2012 BUERGER FAMILY SD LLC

	By:	/s/ Constance M. Buerger
	Name:	Constance M. Buerger
	Title:	Manager